Exhibit 99.1

Canaan Inc. Secures Landmark U.S. Order, Strengthening Market Leadership Amid U.S. Bitcoin Mining Recovery

Largest single order in the past three years includes more than 50,000 Avalon® A15 Pro bitcoin miners scheduled for delivery in fourth quarter 2025

Singapore, October 2, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has secured a purchase order from a U.S.-based bitcoin miner for more than 50,000 of its latest-generation Avalon A15 Pro mining machines. Representing the largest order in the past three years, this milestone agreement highlights the strength of Canaan’s technology portfolio and affirms both companies’ confidence in the long-term growth of bitcoin mining and the market’s demand for highly efficient, next-generation infrastructure.

“This milestone order represents a significant win for Canaan and reflects the robust resurgence of the U.S. market,” said Nangeng Zhang, chairman and CEO of Canaan. “It highlights not only the strength of our Avalon A15 Pro but also our deep commitment to serving customers worldwide, with a particular focus on building long-term partnerships in the U.S. market. With a focus on delivering machines that combine quality, performance, and strong return on investment, we remain dedicated to delivering the highest quality mining infrastructure and to supporting our customers’ growth with innovation, reliability, and trust.”

The Avalon A15 Pro, Canaan’s latest generation bitcoin mining machine, offers industry-leading efficiency and reliability. With power costs and efficiency as defining factors for mining economics, the Avalon A15 Pro provides institutional miners with a tool to mine competitively because of the reliability and industry-leading uptime performance of its machines.

With this record-setting purchase order, Canaan’s position as a trusted partner for institutional-scale mining operations worldwide has been reinforced.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com